

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2023

James Mackaness
Chief Financial Officer
Soleno Therapeutics, Inc.
203 Redwood Shores Pkwy, Suite 500
Redwood City, CA 94065

> **Re: Soleno Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 20, 2023**
> **File no. 333-275120**

Dear James Mackaness:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Abby Adams at 202-551-6902 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Jesse Schumaker, Esq.